GSE Systems, Inc.
                              9189 Red Branch Road
                               Columbia, MD 21045


                                                                 August 23, 2005

VIA EDGAR
---------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Maryse Mills-Apenteng

     Re:  GSE  Systems,  Inc.
          Registration  Statement  on Form  S-2  (File  No. 333-126472)
          -------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rule 461 under the Securities Act of 1933, GSE Systems, Inc. (the "Company") has requested that the effectiveness of the Company's Registration Statement on Form S-2 (File No. 333-126472) be accelerated to 11:00 a.m. on Friday, August 26, 2005, or as soon thereafter as practicable.

        The Company acknowledges that:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                        Sincerely,
                                        GSE SYSTEMS, INC.


                                        By  /s/ Jeffery Hough
                                          -------------------------------
                                           Jeffery G. Hough
                                           Senior Vice President and Chief
                                           Financial Officer